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                          May 17, 2021

       Jenny B. Neslin
       General Counsel and Secretary
       AG Mortgage Investment Trust, Inc.
       245 Park Avenue, 26th Floor
       New York, New York 10167

                                                        Re: AG Mortgage
Investment Trust, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 7, 2021
                                                            File No. 333-255931

       Dear Ms. Neslin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              James V. Davidson